UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TEEKAY CORPORATION

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

Y8564W103

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8564W103

1	Names of Reporting Persons MAGNETAR FINANCIAL LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,899,142

	6	Shared Voting Power 0

	7	Sole Dispositive Power 5,899,142

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,899,142

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 8.33%

12	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. Y8564W103

1	Names of Reporting Persons MAGNETAR CAPITAL PARTNERS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,899,142

	6	Shared Voting Power 0

	7	Sole Dispositive Power 5,899,142

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,899,142

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 8.33%

12	Type of Reporting Person (See Instructions) HC, PN

CUSIP No. Y8564W103

1	Names of Reporting Persons SUPERNOVA MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,899,142

	6	Shared Voting Power 0

	7	Sole Dispositive Power 5,899,142

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,899,142

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 8.33%

12	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. Y8564W103

1	Names of Reporting Persons ALEC N. LITOWITZ

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,899,142

	6	Shared Voting Power 0

	7	Sole Dispositive Power 5,899,142

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,899,142

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 8.33%

12	Type of Reporting Person (See Instructions) HC, IN

SCHEDULE 13G

Item 1(a)		Name of Issuer. Teekay Corporation (the “Issuer”)
Item 1(b)		Address of Issuer’s Principal Executive Offices. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda

Item 2(a)

Name of Person Filing.
This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

i)                                         Magnetar Financial LLC (“Magnetar Financial”);

ii)                                      Magnetar Capital Partners LP (Magnetar Capital Partners”);

iii)                                   Supernova Management LLC (“Supernova Management”); and

iv)                                  Alec N. Litowitz (“Mr. Litowitz”).

This statement relates to Shares (as defined herein) held for accounts of certain managed accounts(the “Managed Accounts”), Magnetar Constellation Fund II, Ltd, a Cayman Islands exempted company, Magnetar Constellation Master Fund, Ltd, a Cayman Islands exempted company, MTP Energy Opportunities Fund LLC, a Delaware limited liability company, Hipparchus Master Fund Ltd, a Cayman Islands exempted company, Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company, Magnetar Global Event Driven Master Fund Ltd, a Cayman Islands exempted company, MTP Energy Fund Ltd., a Cayman Islands exempted company,  Magnetar Xing He Master Fund Ltd, a Cayman Islands exempted company, Magnetar SC Fund Ltd, a Cayman Islands exempted company and Spectrum Opportunities Master Fund Ltd, a Cayman Islands exempt company.  Magnetar Financial serves as the sole member of MTP Energy Management LLC (“MTP Energy”), a Delaware limited liability company and MTP Energy is a relying adviser of Magnetar Financial, and serves as the investment manager to MTP Energy Fund Ltd and managing member of MTP Energy Opportunities Fund LLC.  Magnetar Financial is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to the Managed Accounts, Magnetar Constellation Fund II, Ltd, Magnetar Constellation Master Fund, Ltd, Hipparchus Master Fund Ltd, Magnetar Capital Master Fund, Ltd, Magnetar Global Event Driven Master Fund Ltd, Magnetar Xing He Master Fund Ltd, Magnetar SC Fund Ltd, and Spectrum Opportunities Master Fund Ltd.  In such capacity, MTP Energy exercises voting and investment power over the Shares held for the accounts of MTP Energy Fund Ltd and MTP Energy Opportunities Fund LLC; and Magnetar Financial exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar Constellation Fund II, Ltd, Magnetar Constellation Master Fund, Ltd, Hipparchus Master Fund Ltd, Magnetar Capital Master Fund, Ltd, Magnetar Global Event Driven Master Fund Ltd, Magnetar Xing He Master Fund Ltd, Magnetar SC Fund Ltd, and Spectrum Opportunities Master Fund Ltd.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)

Address of Principal Business Office.
The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)

Place of Organization.
i)                                         Magnetar Financial is Delaware limited liability company;

ii)                                      Magnetar Capital Partners is a Delaware limited partnership;

iii)                                   Supernova Management is a Delaware limited liability company; and

iv)                                  Mr. Litowitz is a citizen of the United States of America.

Item 2(d)		Title of Class of Securities. Common Stock, $0.001 par value per share (the “Shares”)
Item 2(e)		CUSIP Number. Y8564W103

Item 3	Reporting Person.
	(e)	☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E)
	(g)	☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

Item 4	Ownership.

Item 4(a)

Amount beneficially owned:

As of December 31, 2013, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz held 5,899,142 Shares.  The amount consists of (A) 389,435 Shared held for the Managed Accounts; (B) 33,250 Shares held for the account of Magnetar Constellation Fund II, Ltd; (C) 80,500 Shares held for the account of Magnetar Constellation Master Fund, Ltd; (D) 625,000 Shared held for the account of MTP Energy Opportunities Fund LLC; (E) 321,076 Shares held for the account of Hipparchus Master Fund Ltd; (F) 795,840 Shares held for the account of Magnetar Capital Master Fund, Ltd; (G) 562,271 Shares held for the account of Magnetar Global Event Driven Master Fund Ltd; (H) 2,351,612 Shares held for the account of MTP Energy Fund Ltd.; (I) 22,750 Shares held for the account of Magnetar Xing He Master Fund; (J) 38,500 Shares held for the account of Magnetar SC Fund Ltd; and (K) 678,908 Shares held for the account of Spectrum Opportunities Master Fund Ltd. which represents approximately 8.33% (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding Shares of the Issuer.

Item 4(b)

Percent of class:

As of December 31, 2013, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz were deemed to be the beneficial owner constituted approximately 8.33% of the total number of Shares outstanding (based upon the information provided by the Issuer in its most recently filed registration statement on Form F-3, there were approximately 70,815,678 shares outstanding as of September 30, 2013).

Item4(c)	Number of shares of which such person has: Magnetar Financial , Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
	(i)	Sole power to vote or to direct the vote:	5,899,142
	(ii)	Shared power to vote or to direct the vote :	0
	(iii)	Sole power to dispose or to direct the disposition of:	5,899,142
	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
	This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
	This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group.
	This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.
	This Item 9 is not applicable.

Item 10	Certification.

By signing below the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: February 14, 2014	MAGNETAR CAPITAL PARTNERS LP

By: Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC

Date: February 14, 2014	SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

Date: February 14, 2014	/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Ex.
A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Teekay Corporation. dated as of February 14, 2014 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the previsions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2014	MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: February 14, 2014	MAGNETAR CAPITAL PARTNERS LP

By: Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC

Date: February 14, 2014	SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

Date: February 14, 2014	/s/ Alec N. Litowitz
Alec N. Litowitz